

December 9, 2020

Philip Wieland
Chief Executive Officer
Diversey Holdings, Ltd.
1300 Altura Road, Suite 125
Fort Mill, South Carolina 29708

> **Re: Diversey Holdings, Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2020**
> **CIK No. 0001831617**

Dear Mr. Wieland:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

PROSPECTUS SUMMARY
Company Overview, page 1

1. Please revise the last paragraph of the Overview to quantify the amount of debt outstanding.

Our Sponsor, page 7

2. Please tell us why it is appropriate to identify Bain as your "Sponsor." In this regard, please clarify whether Bain has any duties, obligations or roles beyond that of a controlling shareholder. Once known, also quantify Bain's beneficial ownership stake following the offering.

3.   With reference to the "Basis of Presentation" that you include prior to the Summary, please revise the "Our Sponsor" section of the Summary to discuss the 2017 Acquisition, including the consideration paid and the debt issued. Explain briefly the purpose and effect of the Reorganization Transactions.

Summary Condensed Consolidated and Combined Financial Data, page 10

4.   The non-GAAP measure that you present on page 11 as EBITDA includes an adjustment to exclude goodwill impairment, which is not does not appear appropriate based on the definition of EBITDA. Please amend your filing to relabel this measure or revise its computation to more accurately reflect its definition.

MARKET AND INDUSTRY DATA, page 35

5.   Please tell us whether you commissioned any of the market or industry data cited in the prospectus.

Use of Proceeds, page 36

6.   Please revise to identify each type of debt that you intend to repay and the respective amount. Refer to Instruction 4 to Regulation S-K, Item 504. Also tell us whether Bain or any affiliates hold any of the debt that you intend to repay with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 45

7.   You outline unanticipated expenses in fiscal 2020 due to the impact of COVID-19. Additionally, on page 46 you discuss that you have experienced an increase in demand for infection prevention product ranges, specifically disinfectants, sanitizers and hand care in 2020 related to COVID-19. Please amend your filing to include disclosure to describe and quantify, to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations due to COVID-19. Refer to Item 303(a) of Regulation S- K and Release No. 33-8350 for guidance.

Aggregated Year Ended December 31, 2017, page 49

8.   You present and discuss aggregated results of operations of the predecessor and successor periods. Please note that it is generally inappropriate to combine financial information for predecessor and successor periods for purposes of MD&A discussion as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303of Regulation s-K. To the extent your revised presentation includes a supplemental discussion of your results on a pro forma basis, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.

Critical Accounting Policies and Use of Estimates
Impairment of Long-Lived Assets, page 70

9.   Intangible assets account for approximately 53% of total assets as of December 31, 2019. Given the significance of your intangible assets please enhance your disclosure to provide readers with a better understanding into management's judgments in accounting for long-lived assets, please consider disclosing the following:
   • Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; .
   • Sufficient information to enable a reader to understand how you determine the undiscounted cash flow of assets or groups of assets and the significant estimates and assumptions used in your determination and whether certain estimates and assumptions are more subjective than others;
   • If applicable, how the assumptions and methodologies used for valuing intangible assets in the current year have changed since the prior year, highlighting the impact of any changes, and;
   • For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Goodwill, page 70

10.   Considering the significant goodwill impairment charge reported during 2018, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether a reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the fair value of your reporting unit is not substantially in excess of carrying value, you should disclose:
   • The percentage by which fair value exceeded carrying value at the date of the most recent step one test;
   • A detailed description of the methods and key assumptions used and how the key assumptions were determined;
   • A discussion of the degree of uncertainty associated with the assumptions; and
   • A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Employees, page 87

11.   Please revise to describe your human capital resources or advise. Refer to Item 101(c)(2)(ii) of Regulation S-K.

Employment Agreements and Separation Agreements, page 99

12.   Please file the employment agreement with Mr. Herndon as an exhibit to the registration

statement or tell us why this is not required. See Item 601(b)(10)(iii) of Regulation S-K.

Note 20--Share-Based Compensation, page F-66

13.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock, including issuances by your operating subsidiaries, leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Note 21 - Restructuring Activities , page F-67

14.   Please amend your filing to provide all the disclosures required ASC 420-10-50-1. For each major type of cost, please disclose the total expected to be incurred and a reconciliation of the beginning and ending liability balances of the restructuring program. Please also provide the required segment disclosures.

Exhibits

15.   With reference to you disclosure on page 67, please file your Senior Secured Credit Facilities agreements pursuant to Regulation S-K, Item 601, or advise.

16.   With reference to the disclosure in the second paragraph on page 71, please file the Purchase Agreement or advise.

General

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Tracey McKoy at (202) 551-3772 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences